Exhibit 1
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FOR IMMEDIATE RELEASE                                                6 June 2006

                              WPP Group plc ("WPP")


WPP has today submitted its 2005 Annual Report and Accounts to the UK Listing Authority. The Report will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at :

Financial Services  Authority,
25 The North Colonnade
Canary Wharf
London E14 5 HS

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